UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Koss Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

500692108
(CUSIP Number)

Sandy Reinholtz
Koss Corporation
4129 North Port Washington Avenue
Milwaukee, WI  53212
(414) 967-1500

With a copy to:
John E. Garda, Esq.
K&L Gates LLP
1717 Main Street, Suite 2800
Dallas, TX 75201
(214) 939-5563

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 500692108
1.	Names of Reporting Persons John C. Koss
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,000 (1)
	8.	Shared Voting Power 2,210,476 (2)
	9.	Sole Dispositive Power 4,000(1)
	10.	Shared Dispositive Power 2,210,476 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,214,476(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.0%(3)
14.	Type of Reporting Person (See Instructions) IN

(1) Consists of 4,000 shares held directly.
(2) Consists of (i) 1,000,885 shares held by the Koss Family Trust Dated 9/11/12, (ii) 983,800 shares held by K.F.T. Corporation, (iii) 3,723 shares allocated to Mr. Koss through the Issuer’s Employee Stock Ownership Plan and Trust (the “ESOP”), and (iv) 222,068 shares held by the Koss Foundation.  As trustee of the Koss Family Trust Dated 9/11/12, President of K.F.T. Corporation, and Vice President of the Koss Foundation, the reporting person may be deemed to have shared voting and dispositive power with respect to the shares held by such parties.
(3) Based on 7,382,706 shares of common stock outstanding as of August 23, 2013, as reported on Form 10-K for the period ended June 30, 2013.

CUSIP No. 500692108
1.	Names of Reporting Persons Koss Family Trust, Dated 9/11/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 1,000,885
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 1,000,885
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,885
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.6%(1)
14.	Type of Reporting Person (See Instructions) OO

(1) Based on 7,382,706 shares of common stock outstanding as of August 23, 2013, as reported on Form 10-K for the period ended June 30, 2013.

CUSIP No. 500692108
1.	Names of Reporting Persons K.F.T. Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 983,800
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 983,800
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 983,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.3%(1)
14.	Type of Reporting Person (See Instructions) OO

 (1) Based on 7,382,706 shares of common stock outstanding as of August 23, 2013, as reported on Form 10-K for the period ended June 30, 2013.

Item 1.	Security and Issuer
This Statement on Schedule 13D relates to the shares of common stock, $0.005 par value (the “Common Shares”), issued by Koss Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4129 North Port Washington Avenue, Milwaukee, Wisconsin, 53212.

Item 2.	Identity and Background
(a)  This Statement is being filed jointly by John C. Koss (“Mr. Koss”), the Koss Family Trust Dated 9/11/12 (the “Trust”), and K.F.T. Corporation, a Wisconsin corporation (“KFT”).  Mr. Koss, the Trust and KFT are referred to collectively as the “Reporting Persons.”
(b)  The principal business address for Mr. Koss and the Trust is 1492 W Calumet Ct Milwaukee WI 53217.  The principal address of KFT is 18566 SE Village Circle, Tequesta, FL 33469-1724.
(c)  The principal occupation of Mr. Koss is Chairman of the Board of Directors of Koss Corporation.  The principal business of the Trust is holding, managing and distributing the property of the Trust and the proceeds therefrom.  The principal business of KFT is investment.

(d)-(e)  During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Koss is a citizen of the United States of America. KFT is a corporation organized under the laws of Wisconsin. The Trust is organized under the laws of the Wisconsin.
Item 3.	Source and Amount of Funds or Other Consideration
On November 5, 2012, the Trust acquired 1,000,885 Common Shares pursuant to a gift; the Trust paid no consideration for these shares.  Mr. Koss has contributed Common Shares to capitalize KFT from time to time, and through the years, KFT has accumulated 983,800 Common Shares from Mr. Koss.

Item 4.	Purpose of Transaction
All of the Common Shares beneficially owned by the Reporting Persons were acquired for investment purposes.  As of the date of this statement, the Reporting Persons do not have any plans or proposals that would result in any of the matters set forth in subparagraphs (a)-(j) of Schedule 13D except as set forth herein.

Item 5.	Interest in Securities of the Issuer
(a)  Mr. Koss beneficially owns 2,214,476 Common Shares, representing approximately 30.0% of the Common Shares issued and outstanding.  The Trust beneficially owns 1,000,885 Common Shares, representing 13.6% of the Common Shares issued and outstanding.  KFT beneficially owns 983,800 Common Shares, representing 13.3% of the Common Shares issued and outstanding. The percentages are computed based on 7,382,706 Common Shares issued and outstanding as of August 23, 2013, as reported on the Issuer’s Form 10-K for the period ended June 30, 2013.

(b)  Mr. Koss has sole voting and dispositive power with respect to 4,000 Common Shares held directly.  Mr. Koss and the Trust may be deemed to have shared voting and dispositive power with respect to the 1,000,885 Common Shares held by the Trust.  Mr. Koss and KFT may be deemed to have shared voting and dispositive power with respect to the 983,800 Common Shares held by KFT.  Mr. Koss and the Issuer’s Employee Stock Ownership Program and Trust (the “ESOP”) may be deemed to have shared voting and dispositive power with respect to the 3,723 shares allocated to Mr. Koss through the ESOP.  As Vice President of the Koss Foundation, Mr. Koss along with the President of the Koss Foundation, Michael J. Koss who is Mr. Koss’ son, may be deemed to share voting and dispositive power with respect to the 222,068 Common Shares held by the Koss Foundation.  The Koss Foundation is organized under the laws of Wisconsin.  Its principal business address is 4129 N Port Washington Road, Milwaukee, WI 53212-1029.  Its principal business is holding, managing and distributing the property of the foundation for charitable purposes.

(c)  No transactions in the Common Shares have been effected by any of the Reporting Persons within the past 60 days, except as disclosed under Item 3 of this Schedule 13D, all of which disclosures are incorporated herein by reference.
(d)  Not applicable.
(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2013

JOHN C. KOSS By: /s/ John C. Koss JOHN C. KOSS, AS TRUSTEE OF THE KOSS FAMILY TRUST DATED 9/11/12 By: /s/ John C. Koss K.F.T. CORPORATION By: /s/ John C. Koss John C. Koss, President

EXHIBIT INDEX

Exhibit 99.1                      Joint Filing Agreement.